FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 26, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Márton Peresztegi	Magyar Telekom IR	+36 1458 7382
Linda László	Magyar Telekom IR	+36 1 457 6084
investor.relations@telekom.hu

Law suits against Magyar Telekom

Budapest – May 26, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that two Hungarian minority shareholders filed a law suit against the Company on May 23, 2008, requesting the Court to annul the resolutions passed by the AGM on April 25, 2008, including the resolution on the payment of dividends.

Magyar Telekom believes the suit to be without merit and will vigorously defend against it. The dividend payment will be executed as decided by the shareholders on April 25, 2008, including its time line previously announced by the Company. Magyar Telekom has also been recently sued by companies in which the same two shareholders have ownership interests, respectively: that suit is in connection with the termination of the claimants’ agreements for the operation of Magyar Telekom’s call centers earlier this year.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: May 26, 2008